EXHIBIT 12-25
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended June 30	Twelve Months Ended December 31
	2006	2005	2004	2003	2002	2001
(Millions of Dollars)
Earnings:
Pretax earnings	$171	$426	$214	$397	$534	$320
Fixed charges	156	280	294	294	322	314

Net earnings	$327	$706	$508	$691	$856	$634

Fixed charges:
Interest expense	$148	$267	$280	$284	$319	$306
Adjustments	8	13	14	10	3	8

Fixed charges	$156	$280	$294	$294	$322	$314

Ratios of earnings to fixed charges	2.10	2.52	1.73	2.35	2.66	2.02